Exhibit 10.3

BEARING RESOURCES LTD.

December 9, 2016

STRICTLY CONFIDENTIAL

E-MAIL

Li3 Energy, Inc.

Avda. Americo Vespucio 80

11th Floor

Santiago, Chile

Attention: Luis Saenz, Chief Executive Officer; Patrick Cussen, Chairman of the Board

Dear Messrs. Saenz and Cussen:

Proposed Acquisition of Minera Li Energy SpA – Binding Letter of Intent, as amended (this “LOI”)

Pursuant to our discussions and based on our review of the information Li3 Energy, Inc. (“you” or “Li3”) made available to us, Bearing Resources Ltd. (“we” or “Bearing”) is pleased to provide this written proposal (the “Proposal”) to acquire Li3’s pending 17.7% interest in Minera Li Energy SpA (the “Transaction”), which has an interest in certain mining claims situated in Chile (the “Property”), as a shareholder of Minera Salar Blanco S.A.

This LOI is an amendment and restatement of a formal letter of intent between the parties entered into on November 23, 2016. The parties hereby covenant and agree that the terms of this LOI shall replace and supersede that prior letter of intent. The parties wish to amend the Proposal in regards to the Transaction in respect of the foregoing.

We understand that at present Minera Li Energy SpA is to become a party to a shareholders agreement (the “Shareholders Agreement”) with two other shareholders of Minera Salar Blanco S.A. (the “Co-Shareholders”), which agreement has been presented to Bearing.

Although we need further information and analysis to complete our review of this opportunity, we confirm our continued interest in the Transaction and are prepared to work expeditiously towards closing this binding offer along the lines of the terms of this Proposal as described below.

1.           Terms of Transaction

1.1.        Purchaser. The purchaser will be Bearing or a wholly-owned subsidiary of Bearing.

1.2.        Structure. The detailed structure of the Transaction will be determined by Bearing and Li3 following completion of Bearing’s due diligence review and based on various securities, tax and operating considerations.

1.3.        Purchase Price. The Purchase Price for the Transaction will be comprised of 16,000,000 common shares of Bearing (the “Consideration Shares”) and Bearing’s assumption of certain debts and liabilities of Li3 in an aggregate amount not to exceed US$2.2 million.

1.4.          Material Conditions. This Proposal and any requirements to consummate the Transaction is subject to, among other things, the following conditions:

(a)          satisfactory completion of customary due diligence for a transaction of this nature by both parties;

(b)          satisfactory negotiation and entry into by the parties of the Definitive Agreement (as defined herein) which will include terms and conditions customary for transactions of this nature, including those matters set out in this LOI;

(c)          approval by the respective boards of directors of Bearing and Li3;

(d)          nothing shall have come to the attention of Bearing or its representatives as a result of its due diligence review which materially adversely affects the Property;

(e)          nothing shall have come to the attention of Li3 or its representatives as a result of its due diligence review which materially adversely affects the value or validity of the consideration being received by Li3, as set forth herein;

(f)          no material adverse change in the Property shall have occurred since the completion of Bearing’s due diligence review;

(g)          the claims comprising the Property have been properly located and staked pursuant to applicable laws and are in good standing; and the Shareholders Agreement will be entered into in substantially the form as presented and will be a valid and binding obligation of the Co-Shareholders and Li3 will be in good standing in respect of its obligations under the Shareholders Agreement;

(h)          receipt of applicable regulatory and shareholder approvals by Li3 and by Bearing, as may be required including specifically TSX Venture Exchange approval (the “TSX-V Approval”), and shareholder approval/SEC proxy process approval (the “SEC Approval”); and

(i)           receipt of all consents necessary to complete the Transaction, including but not limited to such consents and waivers as may be required by Li3 pursuant to any current or pending agreements, specifically the Shareholders Agreement.

1.5.          Cooperation. The parties will cooperate with each other in good faith in connection with (i) the provision of all information required by Bearing to complete its due diligence review; (ii) the provision of all information required by Li3 to complete its due diligence review; (iii) the preparation and negotiation of the Definitive Agreement and all related documents; and (iv) obtaining all necessary consents and approvals and in complying with all regulatory requirements, including, without limitation, applicable corporate and securities laws.

2.           Due Diligence

2.1.        As noted, this Proposal is subject to the completion by Bearing of its due diligence review that will include the following:

(a)          detailed review of the status of the claims comprising the Property, licences and permits, any royalty agreements or other encumbrances related thereto and any fees, taxes, assessments, rentals, levies or other payments required to be made; and

(b)          review of environmental matters.

2.2.        As noted, this Proposal is subject to the completion by Li3 of its due diligence review that will include, but not be limited to, a detailed review of Bearing to determine its business, operations, properties, financial conditions and prospects and the value and validity of the consideration being received by Li3 (mainly, the common shares of Bearing) including, but not limited to, any matters which may have a negative effect on such consideration.

Both parties are prepared to dedicate the necessary resources to complete their respective required due diligence as expeditiously as possible.

3.          Definitive Agreement

3.1.        The Definitive Agreement in respect of the Transaction, to be entered into by no later than March 31, 2017, will include the terms and conditions respecting the Proposal (the “Definitive Agreement”) and shall contain provisions customarily covered by such agreements, including, but not limited to, the following:

(a)          customary representations and warranties for a transaction of this nature, which representations and warranties shall not survive the closing of the Transaction;

(b)          provisions that completion of the Transaction shall be conditional upon the receipt all regulatory approvals including the TSX-V Approval and SEC Approval, approvals of all third parties including the consent of the Shareholders of both Bearing and Li3, and any shareholder approval that may be required pursuant to the TSX-V Approval and SEC Approval; and

(c)          provisions that completion of the Transaction shall be conditional upon the satisfaction and receipt of customary closing conditions and deliveries; and

(d)          closing of the Transaction shall have occurred after all required approvals (including the TSX-V Approval and SEC Approval) have been obtained but no later than December 31, 2017, time being of the essence. After all approvals set forth above have been obtained, the parties must proactively close the transaction or either party may provide notice to the other party demanding a closing of the transaction. Such notice must provide a minimum of fifteen (15) days to close the transaction; and

(e)          that following the issuance of the Consideration Shares, forthwith upon closing, shall be registered under U.S. securities laws, such that Li3 can distribute such Consideration Shares to its shareholders without restriction.

4.          Termination

4.1.        This LOI can be terminated as follows:

(a)          by the mutual written agreement of the parties to terminate this LOI;

(b)          by either party if Definitive Agreement is not entered into by March 31, 2017 other than to the extent primarily caused by a material breach of this LOI by such terminating party;

(c)          by either party in the event that the other party proposes or requires that the terms or conditions be materially worse to such first party or its affiliates or equity holders than that proposed in this LOI;

(d)          by either party if there has been a material breach of this LOI by the other party which breach is not cured within 20 days of the breaching party’s receipt of notice of such breach (provided, that a party shall not have the right to terminate under this clause 4.1 if it is itself then in uncured material breach of this LOI);

(e)          by either party if any of the conditions precedent to the closing of the Transaction as set forth in this LOI would not reasonably be expected to be satisfied by December 31, 2017 other than to the extent primarily caused by a material breach of this LOI by such terminating party;

(f)           by Bearing if its due diligence review of Li3 uncovers information which materially adversely affects the Property; or

(g)          by Li3 if its due diligence review of Bearing uncovers information which materially adversely affects the value or validity of the consideration being received by Li3.

4.2.        Any termination of this LOI pursuant to Section 4.1 (other than clause (a) thereof) shall be pursuant to a written notice provided by the terminating party to the other party and, except as otherwise set forth in such notice, any termination in accordance with this Section 4 shall be effective upon receipt of such written notice by the non-terminating party. Upon termination of this LOI, this LOI will be deemed null, void and of no further force or effect, and all obligations and liabilities of the parties under this LOI or otherwise related to the Proposal or the Transaction will terminate, except for the respective continuing obligations of the parties in Sections 7.2 and 7.3 and this Section 4.2, which will survive any termination of this LOI indefinitely (unless a lesser period is expressly contemplated by their terms). The termination of this LOI will not relieve either party of liability for such party’s pre-termination breach of this LOI or any other agreement among the parties.

5.           Exclusivity

5.1.        Li3 and Bearing agree that, for the period commencing on the date the parties sign this LOI and ending on the earlier of (i) when this LOI is superseded by the Definitive Agreement and (ii) the termination of this LOI (the “Exclusivity Period”), Li3 and Bearing shall work exclusively and in good faith with each other toward the satisfactory completion of confirmatory due diligence and the negotiation of the Definitive Agreement and Li3 shall not solicit offers or have discussion with any third parties regarding the a sale of Minera Li Energy SpA and/or any rights to the Property or any transactions by Bearing that would reasonably be expected to prevent or impair the ability of Bearing to consummate the Transaction in accordance with the terms of this LOI.

6.           Contacts

6.1.        Any questions relating to this LOI should be directed as follows:

To:	Bearing Resources Ltd.
c/o Sute 409 – 221 West Esplanade, North Vancouver, BC, V7M 3J3
Attention: Jeremy Poirier
E-mail: jpoirier@bearingresources.ca

To:	Li3 Energy, Inc.
Avda. Americo Vespucio 80,11th Floor
Santiago, Chile
Attention: Luis Saenz, CEO
E-mail: luis.saenz@li3energy.com

7.           Covenants of the Parties

7.1.        Operations. During the Exclusivity Period, each of Li3 and Bearing will operate their business in the ordinary course.

7.2.        Expenses. The parties will each pay their own respective expenses (including fees and expenses of legal counsel, or other representatives or consultants) in connection with the Transaction (whether consummated or not).

7.3.        Disclosure. The parties hereto will not issue any public announcement or press release or otherwise make any disclosure concerning the Transaction without the prior approval of the other party, which approval shall not be unreasonably withheld, delayed or conditioned. Any required legal disclosures such as Canadian regulatory or SEC filings shall be the exception to this, provided that to the extent practicable the other party will be given a reasonable opportunity to review any such disclosure prior to its filing.

7.4.        Binding Agreement. The Transaction is subject to the execution of the Definitive Agreement and the other conditions set forth in this LOI, and notwithstanding the foregoing, this LOI constitutes a binding agreement of the parties as to sections 1.5, 2.1, 2.2, 3.1, 4.1, 4.2, 5.1 and 7.1 to 7.7 and the provisions of such sections shall be enforceable by the parties hereto.

7.5.        Applicable Laws. This LOI shall be governed by the laws of British Columbia and the laws of Canada applicable therein. EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION, DISPUTE, CLAIM, LEGAL ACTION OR OTHER LEGAL PROCEEDING BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS LOI

7.6.        Execution. This LOI may be signed via facsimile or by other electronic means, including electronic mail, and in counterparts, each of which shall be deemed to be an original.

7.7.        Expiry. If you are in agreement with the foregoing, please confirm that this LOI accurately sets forth your understanding of the terms of the proposed Transaction and the other matters set forth herein, by signing a copy of this LOI below and returning it to us prior to 5:00 p.m. (Vancouver time) on December 9, 2016 failing which this letter shall be null and void.

We look forward to working with you.

Yours very truly,

BEARING RESOURCES LTD.

By:	/s/ Jeremy Poirier
Name:	Jeremy Poirier
Title:	President and CEO

Agreed to and accepted this 9th day of December, 2016.

Li3 Energy INC.

By:	/s/ Patrick Cussen A.
Name:	Patrick Cussen A.
Title:	Chairman of the Board

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